________

Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, TX 77046-1173

August 14, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Jaea Hahn, Esq.

Re: AIM Counselor Series Trust (Invesco Counselor Series Trust) (the "Registrant") File Nos. 333-36074; 811-09913

CIK No. 0001112996

Responses to Comments on Post-Effective Amendment No. 132

Dear Ms. Hahn:

This letter responds to comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC"), which you conveyed via telephone on July 30, 2020 regarding Post- Effective Amendment No. 132 to the Registrant's registration statement under the Securities Act of 1933, as amended, and Amendment No. 133 to the Registrant's registration statement under the Investment Company Act of 1940, as amended (the "1940 Act"), which was filed with the SEC on June 5, 2020 (the "Amendment").

The Amendment was filed solely in connection with the repositioning of Invesco Floating Rate Fund to Invesco Floating Rate ESG Fund (the "Fund"). Each of your comments set forth below in bold with the Registrant's response immediately below each comment.

1.The Fund's name now includes the term "ESG." The Staff believes that the word "ESG" suggests a type of investment and therefore the Fund should have an 80% investment policy that reflects the Fund's ESG criteria.

The Registrant notes that Rule 35d-1 under the 1940 Act requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name.

The Registrant believes the term "ESG," as used in the Fund's name, does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy that analyzes the ESG characteristics of the issuers of investments in its portfolio. Accordingly, the Registrant does not believe it is required to adopt an 80% policy with respect to the Fund's investments in issuers that satisfy the criteria used to implement the Fund's strategy. The Registrant believes that this view is consistent with the proposed and adopting releases for Rule 35d-1 and the

"Staff's Frequently Asked Questions about Rule 35d-1" in which the Staff indicated that the rule does not apply to a fund name that connotes a type of investment strategy. Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether "the Names Rule [should] apply to terms such as 'ESG' or 'sustainable' that reflect certain qualitative characteristics of an investment." (See Request for Comment on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.) If the SEC amends Rule 35d-1 to specifically include ESG as a term subject to the Names Rule, the Registrant will respond accordingly.

2.Supplementally explain the Fund's reason for adding "ESG" to its name and strategy. Please address whether the Fund will need to reposition its holdings for the screening methodology described. (We may have additional comments after your response.)

As discussed in response to Comment No. 9, over time, the Adviser has increasingly been incorporating ESG criteria into its strategies for its institutional clients including, more recently, formally assigning an independent ESG rating to each loan on its platform, and intends to use this formal ESG evaluation and screening process as part of the Fund's investment process so that the strategy is available to retail investors. As a result, the Fund's principal investment strategy has been revised to reflect the Adviser's formal incorporation of ESG evaluation and screening into the Fund's investment process as the Adviser believes such ESG incorporation is material to the Fund's principal investment strategy. The Fund added "ESG" to its name to more descriptively indicate for shareholders and potential investors the application of an ESG methodology as a key feature of its strategy for selecting portfolio investments.

The Fund generally expects a range of 5 - 10% portfolio turnover in connection with the repositioning.

3. More clearly explain the Fund's definition of ESG and its specific ESG areas of focus.

The Fund has added the following statement, in materially similar form, to the Principal Investment Strategies section:

The Adviser applies a proprietary ESG methodology in an effort to assess an issuer's: impact of business operations on the environment; social impact its business has on internal and external communities; and, quality of its corporate governance principles.

Furthermore, with respect to the specific ESG areas of focus, the Registrant believes that disclosure in the Principal Investment Strategies section of the statutory prospectus clearly explains the specific ESG areas of focus, explaining in pertinent part:

based on research and due diligence reviews the Adviser conducts with the management teams of the eligible issuers, each investment opportunity is scored by the portfolio management team on a scale of 1-5 for risks related to multiple ESG factors under each individual pillar of the ESG framework (1 indicates "no risk" and 5 indicates "high risk"). The environmental pillar ("E") factors include natural resources, pollution and waste, supply chain impact, and environmental opportunities. The social pillar ("S") factors include workforce, community, product responsibility, and human rights. The governance pillar ("G") factors include management, shareholders, board of directors, auditors, regulatory issuers, corporate social responsibility strategy, anti-corruption, and business ethics.

Each investment opportunity is assigned a weighted average score for each ESG pillar. An overall aggregated, or composite, ESG score is also calculated, with pillars weighted differently depending on the industry. These scores are determined at the time of purchase and reviewed at least annually. The Fund will not invest in loans from issuers that have a composite ESG rating or single category E, S, or G pillar rating above levels set within the internal ESG rating methodology, and will seek to divest within a reasonable period of time from investments for which the aggregate ESG rating or single category E, S, or G ratings rise above these limits, as determined by the Adviser's internal rating methodology. The Fund will only invest in loans from issuers with a single category E, S or G pillar score under 4.25 and will also only invest in loans from issuers with a composite ESG score under 4.0.

The above disclosure will be added, in materially similar form, to the summary prospectus:

4.It appears that the Fund will invest in lower rated-subordinated debt, including distressed and defaulted securities, and other illiquid securities. Given the Fund's liquidity profile please explain how the Fund determined that its investment strategy is appropriate for an open-end fund structure. To the extent practicable, include in your response general market data about the types of factors and investments and cite any information in the adopting release to Rule 22e-4 under the 1940 Act.

The Fund is subject to a 15% limitation on illiquid investments. As of July 31, 2020, illiquid investments made up about approximately 1.403% of the Fund's portfolio. The Fund currently expects its allocation to illiquid investments to generally remain within the historical ranges of the Fund; as a result, illiquid investments are expected to generally makeup less than 5% of the Fund's portfolio holdings.

The Fund's Board of Trustees, including a majority of the Independent Trustees, has approved a Liquidity Risk Management Program ("LRMP") in accordance with Rule 22e-4 under the 1940 Act for the Fund. The administrator of the LRMP, the Fund's Adviser, is responsible for assessing and managing the Fund's liquidity risk. In so doing – and assessing the Fund's liquidity risk at least annually – the Adviser considers a number of factors, including whether an investment strategy is appropriate for an open-end fund, the Fund's investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions, short-term and long- term cash flow projections for the Fund during both normal and reasonably foreseeable stressed conditions, and the Fund's holdings of cash and cash equivalents and its committed line of credit with a bank. These factors were evaluated with respect to the Fund's investment strategy and it was determined that the strategy was appropriate for an open-end fund.

Summary Prospectus

5.The prospectus disclosure indicates that the Fund may invest in non-US borrowers or issuers. Please verify if non-U.S. borrowers or issuers will be located in developing or emerging markets. If so, please add relevant risk disclosure.

Investments in non-U.S. borrowers located in developing or emerging markets is not a principal investment strategy of the Fund, although the Fund can invest in such investments. Consequently, the Fund includes relevant risk disclosure only in the SAI.

6.Clarify whether the Fund will invest in lower tranches of CLOs.

Disclosure has been added to clarify that the Fund will invest in lower tranches of CLOs.

7.Clarify whether derivatives will be included in the Fund's 80% investment policy. If so, please confirm that any derivatives included in the policy will be valued at market value.

The Fund believes that the following disclosure, included in both the summary and statutory sections of the prospectus, makes clear that certain derivatives are included in the Fund's 80% policy:

The Fund invests under normal circumstances at least 80% of its net assets (plus any borrowings for investment purposes) in senior secured floating rate loans made by banks and other lending institutions, senior secured floating rate debt instruments, and derivatives . . . that have economic characteristics similar to such securities.

The Fund confirms that derivative instruments that are counted towards its 80% test will be valued at market value.

8.Clarify what factors the Adviser will use to create a proprietary CLO manager screen and describe those factors in greater detail either in the summary or the statutory prospectus.

Disclosure in the prospectus has been revised to more clearly reflect, and in greater detail, the criteria the Adviser will use to create a proprietary CLO manager screen.

9.Supplementally, describe the Adviser's experience with creating ESG screens for a portfolio of investments and creating proprietary CLO manager screens.

The Adviser has formally been assigning an independent ESG rating to each loan on its platform since the beginning of 2019 and has launched three new ESG funds for institutional investors: Invesco U.S. Senior Loan ESG Fund (July 2019), Invesco European Senior Loan ESG Fund (January 2020) and Invesco Global Senior Loan ESG Fund (February 2020). Although the Adviser's proprietary ESG methodology was formally implemented in 2019, the Adviser has taken ESG criteria into consideration while evaluating investments for a number of years prior to 2019. The Adviser has employed ESG/exclusionary screens within separately managed accounts since 2015 to align with a client's unique investment constraints.

In order to offer a commingled ESG bank loan strategy, in 2018 the Adviser began developing a formalized, proprietary ESG framework which would assign a rating to each debt issuer from an ESG perspective. The Adviser's proprietary ESG ratings system was formally implemented into a commingled fund structure in July 2019. Since then, the Adviser has launched two more commingled private placement ESG products. As of July 2020 the Fund's Adviser managed over $2 billion in

ESG assets across both commingled private placement funds and separately managed accounts and has rated over 750 issuers utilizing its proprietary ESG ratings system.

The Adviser has been investing in CLO debt tranches since 2001 and currently has approximately $1.4 billion in CLO note AUM as of July 31, 2020. The Adviser views CLOs as unique and CLO tranche investments are analyzed and monitored by the same investment team that manages the Adviser's global senior loan platform. The integration of the loan platform with the CLO platform helps facilitate a full understanding of both the fundamental and technical trends in the CLO and senior secured loan market. For each investment opportunity, the Adviser undertakes a comprehensive due diligence review that includes meeting with and reviewing the CLO manager to understand their underwriting process, analyzing their past performance, stress testing the CLO structure using internal and external tools, analyzing the terms of the indenture and reviewing Over Collateralization (OC) tests as well as a look-through to the underlying loans in the vehicle.

As part of its due diligence and CLO evaluation processes, the Adviser evaluates each CLO utilizing the proprietary ESG framework described above.

10.Clarify how often or when the Adviser will evaluate the CLOs' investment exposure and CLO managers to determine eligibility for inclusion or exclusion for the Fund's portfolio. Also, provide more information about what would make a CLO appropriate or inappropriate for inclusion in the Fund's portfolio. Someplace in the disclosure (perhaps in the statutory section) please disclose more about the selection process.

The Fund has clarified that CLO investment exposure and information regarding CLO managers for purpose of determining their continued eligibility is monitored continuously but that the Adviser intends to evaluate investment exposure and CLO managers on at least a monthly basis. The disclosure has also been revised to more clearly reflect the criteria that would be used to determine the appropriateness for inclusion of a CLO in the Fund's portfolio and the selection process.

11.The Fund should describe the criteria it uses to determine what issuers have ESG characteristics within the Fund's ESG definition and focus, and whether the Fund will only employ proprietary ESG screens and nothing else (i.e., is the proprietary ESG screen the sole screen.

Please see the response to the Comment Nos. 3 with respect to the criteria it uses to determine what issuers have ESG characteristics within the Fund's ESG definition and focus. For ESG purposes, the Fund will only employ the fully proprietary ESG screen described in the prospectus and no other screen will be used.

12.The Fund should describe its due diligence practices when it selects investments. Please provide more detail regarding the due diligence practice and screening criteria within the disclosure.

The Fund has enhanced the disclosure with additional detail regarding its due diligence practices when it selects investments and, consistent with our responses to Comments Nos. 3 and 14, its screening criteria.

13.Explain whether the Fund's ESG criteria applies to every investment or only some of its portfolio investments and whether ESG factors are the only exclusive factors considered, or part of several factors.

We have revised the disclosure to make clear that the Fund's ESG criteria applies to all investments, except the Fund's use of derivatives used for currency hedging purposes, and that to the extent the Fund uses derivatives that have economic characteristics similar to senior secured floating rate loans made by banks and other lending institutions and senior secured floating rate debt instruments (as reflected in the Fund's 80% investment policy) those derivatives would be subject to the Fund's ESG criteria.

As disclosed in the Principal Investment Strategies of the summary and statutory prospectus, along with the ESG exclusionary factors that are applied to the investment universe, the Adviser considers various other factors in determining whether to purchase an investment for the Fund in addition to applying its ESG scoring methodology, including relative value considerations that factor in economic and credit-related fundamentals, market supply and demand, market dislocations, and situation-specific opportunities .

14.With regard to the Fund's disclosure of certain exclusionary factors, confirm whether the list includes all of the exclusionary factors, or if the list is a partial list.

The Fund confirms that the list of factors is the current full list. The introductory language has been modified to remove "include, but are not limited to" and accordingly now reads, "Such excluded issuers are those with substantial involvement in""

15.Briefly explain in greater detail what the UN Global Compact principles are and what role they may play in establishing the ESG methodology that the Fund uses in its screening.

The following will be added, in materially similar form, to the summary section of the prospectus:

The principles of the UN Global Compact represent a set of values and principles that the UN believes responsible businesses should incorporate into their operations to meet fundamental responsibilities in the areas of human rights, labor, environment and anti-corruption.

Additionally, the following will be added, in materially similar form, to the statutory section of the prospectus:

The principles of the UN Global Compact represent a set of values and principles that the UN believes responsible businesses should incorporate into their operations in a way to meet fundamental responsibilities in the areas of human rights, labour, environment and anti- corruption. They are derived from the Universal Declaration of Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, the Rio Declaration on Environment and Development, and the United Nations Convention Against Corruption. In summary, the principles embody the idea that responsible companies' business practices should reflect: (1) protection of internationally proclaimed human rights; (2) not being complicit in human rights abuses; (3) freedom of association and the right to collective bargaining; (4) elimination of forced and compulsory labor; (5) abolition of child labor; (6) elimination of discrimination in employment and occupation; (7) supporting a precautionary approach to environmental challenges; (8) promoting greater environmental responsibility; (9) development and diffusion of environmentally friendly technologies, and (10) working against corruption, including extortion and bribery.

16.To the extent the Adviser relies on third party data for its procedures and screening, please disclose that information and the relevant risks posed.

The Adviser does not rely on third party data for its procedures and screening. Although the Adviser considers third party data in benchmarking its own proprietary ratings, it does not rely on such data and as such does not believe third party data pose a principal risk to the Fund.

17.Where the disclosure indicates "The Fund will not invest in loans from issuers that have a composite ESG rating or single composite score"". Confirm whether [or not] the language should reference only loans, or "loans or securities".

The language has been revised to reflect "loans or securities."

18.Regarding the disclosure about the ESG methodology and rating levels, provide more specificity of what those levels will be. Consider moving relevant statutory disclosure to the summary section.

Consistent with our Response to Comment No. 3, we have revised the summary prospectus to provide more specificity about the rating levels.

Principal Risks

19.The Staff noticed that the risks are listed in alphabetical order. Please reorder the risks to be in order of priority based on their significance or importance with respect to their adverse effect on the Fund, it's NAV, yield and total return. The Staff notes that after the listing of the most significant risks, the remaining risks may be listed in alphabetical order. See generally SEC Release ADI 2019-08.

We have revised the entire list of principal risks generally in order of significance or importance.

20.Consider adding sub-headings to "Bank Loan Risk" to separate out the various sub-risks combined under this disclosure.

We have revised this disclosure to better separate out the discussions of the various sub-risks and are further considering how best to reflect that discussion consistent with the Staff's suggestion.

21.Revise the principal investment strategies section to reflect a strategy related to "Covenant Lite Loan Risk" if there is such a principal investment strategy.

There is no such related principal investment strategy. Accordingly, the risk has been deleted.

22.Clarify whether "Defaulted Securities Risk" also applies to loans of bankrupt companies. We have clarified that this risk applies to loans of bankrupt companies.

23.Tailor the "Derivatives Risk" disclosure to highlight the risks related to the principal investment strategy section regarding foreign currency, futures, swaps and credit-linked notes.

We note that the risk disclosures currently include "Credit Linked Notes Risk." We have added risk disclosures specifically regarding "Forward Foreign Currency Contracts Risks," "Futures Risks," and "Swaps Risks."

24.Regarding "Financial Services Sector Risk," clarify in the principal investment strategies section whether the Fund will directly invest in financial services and whether it intends to concentrate in any particular sector.

The Fund does not intend to concentrate in any particular sector. However, the Fund's 80% investment policy already indicates that the Fund invests in senior secured loans made by banks and other lending institutions. The Registrant therefore believes that "Financial Services Sector Risk" is appropriately included in the prospectus Principal Risks section.

25.Regarding "Risks of Subordinated Debt," we note that the Fund intends to invest in subordinated debt. Clarify whether the Fund will invest in perpetual subordinated debt. If so, identify it as a principal investment strategy of the Fund.

The Fund does not intend to invest in perpetual subordinated debt.

26.In the Performance Information section, clarify, if applicable, whether prior performance was under another (non-ESG) investment strategy. Supplementally, confirm that the Fund intends to use the same benchmark indexes.

We have added the following disclosure:

Prior to August [ ], 2020, the Fund was named "Invesco Floating Rate Fund" and did not have a principal investment strategy of applying an ESG methodology.

The Registrant confirms that the Fund intends to use the same benchmark indexes.

27.Confirm that footnote 1 to the performance table is accurate with regard to its application to the past.

The Fund confirms that footnote 1 to the performance table is accurate with respect to its application to the past.

Statutory Section

28.Disclose in the prospectus or statement of information, where appropriate, how the Fund will approach relevant ESG proxy issues, or explain in correspondence why such disclosure is not required.

The Fund votes proxies consistent with its proxy voting policy, which delegates voting responsibility to the Adviser. The Adviser's proxy voting policies consider a number of factors when evaluating proxy proposals. Consistent with Item 17(f) of Form N-1A, the Fund provides a copy of its proxy voting policies at Appendix E to the SAI, including "Invesco's Policy Statement on Global Corporate

Governance and Proxy Voting" which addresses specifically, at section VIII.B, "Environmental, Social and Corporate Responsibility Issues." We also note that the Fund's portfolio will generally consist primarily of investments in senior floating rate debt which is not expected to generate a significant number of proxy solicitations. Accordingly, the Registrant believes that disclosure contained in the proxy voting policies is not suitable for the prospectus and that disclosure of those policies in a consolidated format as an appendix to the SAI is appropriate.

29.The disclosure indicates that the Adviser may update screening criteria without shareholder notice. Explain how shareholders will be advised (if they will at all) of changes in the screening criteria.

The disclosure regarding updating screening criteria with shareholder notice has been deleted entirely. If the Adviser updates screening criteria such that it believes there is a material change to the Fund's principal investment strategy, shareholders will be notified of such change.

30.Consider moving the specific disclosure regarding ratings and criteria from the paragraph beginning with, "Each investment opportunity is assigned a weighted average score for each

ESG pillar"" to the summary section.

We have revised the disclosure consistent with our Responses to Comment Nos. 3 and 18.

*****

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 323-0310.

cc:Jeff Kupor, Esq. Joseph Benedetti, Esq. Matt DiClemente, Esq. Mena Larmour, Esq.

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards Associate General Counsel